Ventura Assets LTD
                              2241 Flintridge Drive
                           Glendale, California 91206



February 25, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:      Ventura Assets LTD
         Registration Statement on Form 10SB12B
         Filed January 4, 2008
         File No. 001-33904


To Whom it May Concern:

Please consider this letter a formal request for withdrawal of the above referenced Registration Statement. Effective immediately hereon.

Thank you for your prompt and courteous attention to this matter. If you should have any questions concerning this request, please do not hesitate to contact me.


                                        Best Regards.


                                        /s/ Osheen Haghnazaria
                                        --------------------------
                                        Osheen Haghnazarian
                                        President